UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Enliven Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29337E102
(CUSIP Number)

February 23, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29337E102	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,448,640*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,448,640*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,640*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 29337E102	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,448,640*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,448,640*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,640*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 29337E102	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Enliven Therapeutics, Inc. (f/k/a IMARA Inc.) (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

1309 Beacon Street, Suite 300, Office 341 Brookline, MA 02446

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the “Firm”) and Commodore Capital Master LP, a Cayman Islands exempted limited partnership (“Commodore Master”). The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

29337E102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 29337E102	SCHEDULE 13G

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 1,448,640*

(b) Percent of Class: 3.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,448,640*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,448,640*

As reported in the cover pages to this report, the ownership information with respect to Commodore Master is as follows:

(a) Amount Beneficially Owned: 1,448,640*

(b) Percent of Class: 3.5%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,448,640*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,448,640*

*The Firm is the investment manager to Commodore Master. As of February 23, 2023, the Firm may be deemed to beneficially own an aggregate of 1,448,640 shares of Common Stock of the Issuer. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities.

On February 23, 2023, IMARA Inc. (“IMARA”) completed a merger with Enliven Therapeutics, Inc. (“Legacy Enliven”) and Iguana Merger Sub, Inc., a wholly owned subsidiary of IMARA, with Legacy Enliven surviving the merger as a direct wholly owned subsidiary of IMARA (the “Merger”). Prior to the Merger, Commodore Master was a shareholder of both IMARA and Legacy Enliven. Before the close of the Merger, IMARA enacted a 1-for-4 reverse stock split, resulting in Commodore Master holding 718,749 shares of Common Stock. At the effective time of the Merger, Commodore Master’s 2,473,327 shares in Legacy Enliven converted into 729,891 shares of IMARA’s Common Stock, equal to an exchange ratio of one share of Legacy Enliven for 0.2951 shares of IMARA’s Common Stock.

In connection with the Merger, Commodore Master also received a dividend of one Contingent Value Right (“CVR”) for each outstanding share of IMARA’s Common Stock held on February 22, 2023. Accordingly, Commodore Master received 2,872,513 CVRs, each representing the right to receive contingent payments upon the occurrence of certain events, as set forth in the Contingent Value Rights Agreement.

Ownership percentages are based on 41,011,501 total shares of Common Stock outstanding on February 23, 2023, as reported directly by the Issuer to the Firm.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 29337E102	SCHEDULE 13G

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit Index

1.	Joint Filing Agreement dated as of October 24, 2022, by and between Commodore Capital LP and Commodore Capital Master LP (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on October 24, 2022).

CUSIP No. 29337E102	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory